Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 20, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


        Re:
                                   FT 8388
                       Dividend & Income Value Portfolio
                                 (the "Trust")
                      CIK No. 1786964 File No. 333-234434
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. BECAUSE THE TRUST'S NAME INCLUDES THE TERM "GLOBAL," PLEASE EXPRESSLY DESCRIBE HOW THE TRUST WILL "INVEST [ITS] ASSETS IN INVESTMENTS THAT ARE TIED ECONOMICALLY TO A NUMBER OF COUNTRIES THROUGHOUT THE WORLD." SEE INVESTMENT COMPANY NAMES, INVESTMENT COMPANY ACT RELEASE NO. 24828, AT N. 42 (JAN. 17,
2001). FOR EXAMPLE, THE TRUST COULD INCLUDE A POLICY THAT, UNDER NORMAL MARKET CONDITIONS, IT WILL INVEST SIGNIFICANTLY (E.G., AT LEAST 40% OF ITS ASSETS, UNLESS MARKET CONDITIONS ARE NOT DEEMED FAVORABLE, IN WHICH CASE THE TRUST WOULD INVEST AT LEAST 30% OF ITS ASSETS) IN COMPANIES ORGANIZED OR LOCATED IN MULTIPLE COUNTRIES OUTSIDE THE UNITED STATES OR DOING A SUBSTANTIAL AMOUNT OF BUSINESS IN MULTIPLE COUNTRIES OUTSIDE THE UNITED STATES.

      Response: The Trust has removed the term "global" from its name.

      2.  RELATED  TO COMMENT 1, PLEASE DEFINE "GLOBAL COMPANIES." THE TRUST MAY
TREAT A COMPANY DOMICILED, INCORPORATED, ORGANIZED, HEADQUARTERED OR LOCATED AND/OR PRINCIPALLY TRADED IN THE UNITED STATES AS TIED ECONOMICALLY TO A COUNTRY(IES) OUTSIDE THE UNITED STATES ONLY IF EACH SUCH COMPANY DERIVES AT LEAST 50% OF ITS REVENUES OR PROFITS FROM GOODS PRODUCED OR SOLD, INVESTMENTS MADE OR SERVICES PERFORMED IN THE COUNTRY(IES) OUTSIDE THE UNITED STATES OR HAVE AT LEAST 50% OF ITS ASSETS IN THE COUNTRY(IES) OUTSIDE THE UNITED STATES.

      Response: The Trust has removed the term "global" from its name.

      3. PLEASE DISCLOSE HOW THE TRUST DETERMINES THAT COMPANY IS ONE THAT PAYS DIVIDENDS (E.G., DIVIDEND HISTORY).

      Response: The prospectus has been revised in accordance with this comment.

      4. PLEASE DISCLOSE WHAT TYPES OF INVESTMENTS THE CLOSED-END FUNDS AND ETFS INVEST IN (E.G., COMMON STOCKS OF COMPANIES THAT PAY A DIVIDEND).

      Response: The prospectus has been revised in accordance with this comment.

Risk Factors
____________

      5.  PLEASE CONSIDER WHETHER BREXIT RISK SHOULD BE DISCLOSED.

      Response: If the final portfolio for the Trust has a significant exposure to European securities, Brexit disclosure will be included.

      6. THE COMMENT NOTED THE FIXED INCOME RISKS AND ASKED TO PLEASE CLARIFY WHETHER THE CLOSED-END FUNDS AND ETFS INVEST IN FIXED INCOME SECURITIES. IF SO PLEASE CLARIFY THIS IN THE "PORTFOLIO" SECTION AND ADD LIBOR AND COVENANT-LITE RISK DISCLOSURE IF APPLICABLE.

      Response: Appropriate disclosure will be added and/or removed based on the final portfolio for the Trust.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By /s/ Daniel J. Fallon
                                           _____________________
                                           Daniel J. Fallon